Media - North America,	Investor Relations
UK/ Western European Press,	Mr. Tony J. Giuliano
German/Central European Press	Chief Financial Officer
Mr. Michael Pilcher	SAND Technology Inc.
President and Chief Operating	tony.giuliano@sand.com
Officer	+1 514-906-4179
SAND Technology Inc.
mike.pilcher@sand.com
+44 779 675 7671

SAND Technology Announces Second Quarter Results for Fiscal Year 2012

Montreal, Canada - March 30, 2012: SAND Technology Inc. (OTCBB:SNDTF.OB), the provider of the world’s most advanced columnar database, today reported a net loss for the three months ended January 31, 2012 of $1,312,488 on revenues of $698,245 compared to a net income of $80,089 on revenues of $1,782,713 for the three months ended January 31, 2011.

The Company reported a loss from operations, before foreign exchange, interest and earnings from discontinued operations, for the three months ended January 31, 2012 of $1,313,912 compared with a loss from operations, before foreign exchange, interest and earnings from discontinued operations, for the three months ended January 31, 2011 of $302,327.

The Company reported net income for the six months ended January 31, 2012 of $5,456,791, which includes a gain of $8,505,838 on the sale of the Company’s SAP Information Lifecycle Management (ILM) Product Line to Informatica Corporation, on revenues of $1,298,586 compared to net income of $55,359 on revenues of $3,320,244 for the six months ended January 31, 2011.

The Company reported a loss from operations, before foreign exchange, interest, earnings from discontinued operations and gain on sale of discontinued operations, for the six months ended January 31, 2012 of $2,551,509 compared with a loss from operations, before foreign exchange, interest and earnings from discontinued operations, for the six months ended January 31, 2011 of $422,539.

Cash flows used in Operating Activities for the three months ended January 31, 2012 amounted to $1,514,607 compared to cash flows used in Operating Activities for the three months ended January 31, 2011 of $743,561. Cash flows used in Operating Activities for the six months ended January 31, 2012 amounted to $3,382,245 compared to cash flows used in Operating Activities for the six months ended January 31, 2011 of $765,321.

All figures are in Canadian dollars.

“Our sale of the Nearline product to Informatica provided us the needed flexibility to redefine our product and business model. As SAND builds out our hosted software as a service product line, we planned for lower initial revenues. Over the medium and long term we will benefit from the repeatable and predictable revenue stream a subscription model will produce. The transition away from an upfront licensing model will take time but we are satisfied with the recent results”, stated Thomas O'Donnell, SAND CEO.

About SAND Technology

SAND Technology provides advanced analytics database software for analyzing large amounts of extreme data on-demand while lowering TCO, leveraging existing infrastructure and improving operational performance.

www.sand.com

SAND’s software drives solutions for CRM analytics, and specialized applications for government, healthcare, financial services, telecommunications, retail, transportation, and other business sectors. SAND has achieved "Certified for SAP NetWeaver" status and SAND Nearline Integration Controller has achieved "Powered by SAP NetWeaver" status.

SAND Technology has offices in the United States, Canada, the United Kingdom and Central Europe.

SAND Technology, SAND CDBMS, Nucleus, N-Vector, and MPSO are registered trademarks, and SAND/DNA, SAND/DNA Access, SAND/DNA Analytics, SAND/DNA aCRM, SAND Analytic Server, SAND Searchable Archive, SAND Extensible Warehouse, and all related SAND-, SAND/DNA, and Nucleus-based marks and designs, are trademarks of SAND Technology Inc. Other trademarks remain the property of their respective owners.

Caution Concerning Forward Looking Statements

Certain statements contained in this press release are "forward looking statements" within the meaning of the United States Securities Act of 1934 and of the United States Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995 or as “forward looking information” under Canadian securities legislation (collectively, “forward looking statements”). The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and by their nature are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SAND to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. All forward looking statements included in this press release are based on current expectations and on information available to SAND on the date of this press release. For a more detailed discussion of these risks and uncertainties and other business risks, see SAND's current Annual Report and SAND's reports to the Securities and Exchange Commission (filed on EDGAR at www.sec.gov) and the Canadian securities authorities (filed on SEDAR at www.sedar.com). You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made. Except as required by applicable laws, we undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

Financial Highlights

The unaudited interim condensed Consolidated Financial Statements of the Company for three and six month periods ended January 31, 2012 and 2011 and the Notes thereto are presented in accordance with International Financial Reporting Standards ("IFRS") for interim financial reporting.

As the unaudited interim condensed consolidated financial statements represent the Company’s initial reporting year of presentation of its results and financial position under International Financial Reporting Standards (“IFRS”), they have been prepared in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards. Further, the unaudited interim condensed consolidated financial statements have been prepared in accordance with the accounting policies the Company expects to use in its annual financial statements for the year ending July 31, 2012. These policies set out below have been consistently applied to all periods presented unless otherwise noted below.

	Three months ended January 31,		Six months ended January 31,
Results of Operations	2012	2011	2012	2011

Revenue	$698,245	$1,782,713	$1,298,586	$3,320,244

Cost of sales and product support	266,701	235,861	516,711	519,770

Gross profit	431,544	1,546,852	781,875	2,800,474

Operating expenses
Research and development costs, net	374,087	278,455	694,089	614,754
Selling, general and administrative	1,371,369	1,570,724	2,639,295	2,608,259
	1,745,456	1,849,179	3,333,384	3,223,013

Operating income (loss)	(1,313,912)	(302,327)	(2,551,509)	(422,539)

Foreign exchange (gain) loss	(33,334)	(32,860)	449,382	22,713
Interest expense	31,910	91,749	111,078	182,209
	(1,424)	58,889	560,460	204,922

Loss from continuing operations	(1,312,488)	(361,216)	(3,111,969)	(627,461)
Gain on sale of discontinued operations	-	-	8,505,838	-
Earnings from discontinued operations, net of tax	-	441,305	62,922	682,820

Net income (loss) and comprehensive income (loss)	$(1,312,488)	$80,089	$5,456,791	$55,359

Basic income (loss) per share	$(0.07)	$0.01	$0.29	$0.00
From continuing operations	$(0.07)	$(0.02)	$(0.16)	$(0.04)
From discontinued operations	$-	$0.03	$0.45	$0.04

Diluted income (loss) per share		$0.00	$0.20	$0.00
From continuing operations		$(0.02)	$(0.11)	$(0.03)
From discontinued operations		$0.02	$0.31	$0.03

Basic weighted average number of common shares	19,135,129	15,889,620	19,135,129	15,889,620
Diluted weighted average number of common shares		24,223,472	27,398,932	24,223,472

	As at January 31,		As at July 31,
Financial Position	2012	2011	2011

Cash	$1,733,072	$237,676	$810,745
Working Capital Surplus (Deficiency)	4,240,566	(539,827)	(1,248,354)
Total Assets	5,896,628	4,199,814	2,215,227
Total Liabilities	3,110,868	6,251,255	5,110,058
Shareholders' Deficiency	2,785,760	(2,051,441)	(2,894,831)

	Three Months Ended January 31,		Six Months Ended January 31,
Rates of Exchange	2012	2011	2012	2011

At period end - U.S. dollar	$1.0028	$1.0015	$1.0028	$1.0015
Average for the period - U.S. dollar	1.0208	1.0051	1.0102	1.0182

At period end - U.K. pound	1.5834	1.6075	1.5834	1.6075
Average for the period - U.K. pound	1.5956	1.5862	1.5972	1.6023

At period end - Euro	1.3120	1.3745	1.3120	1.3745
Average for the period - Euro	1.3478	1.3478	1.3717	1.3590

At period end - AUS dollar	1.0653	0.9998	1.0653	0.9998
Average for the period - AUS dollar	1.0419	0.9970	1.0360	0.9830